[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 26, 2022

Via EDGAR and Courier

Sherry Haywood
Geoffrey Kruczek
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C.  20549

Re:	Broadcom Inc. Registration Statement on Form S-4 Filed on July 15, 2022 File No. 333-266181

Dear Ms. Haywood and Mr. Kruczek:

On behalf of our client, Broadcom Inc. (“Broadcom” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 9, 2022, regarding the Company’s registration statement on Form S-4 (the “Registration Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All page references in the responses set forth below refer to pages of Amendment No. 1.

Registration Statement on Form S-4 filed July 15, 2022

Q: Will the Broadcom common stock received at the time of completion of the second merger be traded on an exchange?, page 4

1.
Revise the Q&A to disclose which of the most material conditions of the merger are able to be waived, such as, for example, the condition that Nasdaq approve the listing of Broadcom common stock to be issued to VMware stockholders in the second merger. Revise the risk factor “Completion of the transactions is subject to the conditions” on page 26 to describe what kinds of conditions could be waived and the negative effects it could have.

Response:  The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 5 of Amendment No. 1 and the risk factor “Completion of the transactions is subject to the conditions” on page 28 of Amendment No. 1 in response to the Staff’s comment.

Summary

The transactions and the merger agreement, page 11

2.	You disclose diagrams depicting the first, second and third mergers. Please explain why this structure was chosen.

Response: The Company respectfully advises the Staff that the parties chose the structure depicted in the diagrams on pages 13, 14, 48 and 49 of Amendment No. 1 to enable the transactions to qualify for the intended tax treatment for the transactions, and to preserve VMware as a corporate entity in the corporate structure for Broadcom following the closing of the transactions.  In response to the Staff’s comment, the disclosure on pages 15 and 49 of Amendment No. 1 has been revised to explain why the parties chose such structure.

Merger Consideration, page 14

3.
We note your disclosure regarding the merger consideration that shareholders of VMware may elect to receive, for each share of VMware common stock, either cash consideration in the amount of $142.50 or stock consideration in the amount 0.25200 of a share of Broadcom common stock. You further clarify that this election is subject to proration based on the requirement in the Merger Agreement that there be a 50% cash/50% stock allocation with respect to the total consideration paid. It is unclear from your disclosure, however, the extent to which an individual’s election might be impacted by the 50% cash/50% stock allocation requirement. Please revise your disclosure to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the 50% cash/50% stock allocation requirement. In this respect, please disclose the maximum extent to which the consideration actually received potentially would vary from VMware stockholders’ elections to receive all cash and all stock.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 15, 16, 50, 90 and 91 of Amendment No. 1 in response to the Staff’s comment.

Material Tax Consequences, page 16

4.
We note your disclosure that completion of the transactions is conditioned upon receipt by VMware of a written opinion of Gibson, Dunn & Crutcher LLP to the effect that, for U.S. federal income tax purposes, the first merger and LLC conversion, and the Second and Third Mergers, are intended to qualify as a “reorganization” under Section 368(a) of the Code. Insofar as this appears to be a waivable condition, please file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of the favorable tax opinion at closing. See Section III.D.3 of Staff Legal Bulletin 19 (October 14, 2011).

Response: The Company respectfully advises the Staff that an executed opinion of counsel will be filed before effectiveness of the Registration Statement.

The transactions could cause VMware’s spin-off from Dell Technologies, Inc. to become a taxable transaction, page 27

5.
Please expand your disclosure here or elsewhere in the filing to discuss the material terms of the tax matters agreement. You disclose that VMware received an opinion from Gibson Dunn, counsel to VMware, to the effect that the transactions will not result in the VMware spin-off failing to qualify as a tax-free transaction under Section 355 of the Code, and a closing condition of the transactions is that the opinion is not revoked, substantively modified or withdrawn (unless an acceptable replacement opinion has been received). Please revise to clarify if this condition can be waived and, if so, the consequences.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 29 and 30 of Amendment No. 1 in response to the Staff’s comment.

Certain Financial Projections, page 57

6.
Please revise to disclose all material assumptions underlying the projected financial information included in your document, and quantify to the extent possible. Explain how each of these assumptions resulted in the numbers included in the tables.

Response:  The Company respectfully advises the Staff that it has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 80

7.
Please revise the disclosure to identify counsel providing the opinion and to state clearly that the disclosure is counsel’s opinion as to the tax consequences. If counsel cannot give a “will” opinion, it may provide an opinion subject to uncertainty, such as “should” or “more likely than not,” but the disclosure should describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

Response:  The Company respectfully advises the Staff that it has revised the disclosure on page 87 of Amendment No. 1 in response to the Staff’s comment, identifying Gibson, Dunn & Crutcher LLP as the counsel providing the opinion and stating that it is Gibson, Dunn & Crutcher LLP’s opinion as to the material U.S. federal income tax consequences of the transactions.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

8.	Please revise the pro forma balance sheet to disclose the number of shares issued and outstanding on a historical and pro forma basis.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 128 and 129 of Amendment No. 1 in response to the Staff’s comment.

Significant Accounting Policies, page 127

9.
We note your disclosure in Note 2(d) that the adjustment represents the reclassification of license revenue to product revenue. Please explain to us and revise to disclose why you believe this reclassification is appropriate. In this regard, it appears from the notes to the financial statements included in Broadcom’s Form 10-K for the year ended October 31, 2021, that software license revenue is included in its “subscriptions and services” subtotal on the income statement. Please advise or revise accordingly.

Response:  The Company respectfully advises the Staff that the reclassification of VMware’s license revenue to Broadcom’s product revenue line item was based on the intended alignment of the VMware license revenue in relation to Broadcom’s two revenue captions: product revenue, and subscriptions and services revenue. Performance obligations related to VMware’s license revenue, including the license portion of term licenses, represent functional intellectual property under which a customer has the legal right to the on-premises license. VMware’s license revenue has historically been primarily recognized point-in-time at the license commencement date. Broadcom viewed the sale of perpetual and term licenses recognized at a point-in-time as more akin to the sale of a product or tangible good than to a service. Accordingly, the Company presented it in the product revenue line item of the unaudited pro forma condensed combined financial information in accordance with Rule 5-03(b) of Regulation S-X.

Broadcom’s software license contracts differ from VMware’s contracts as Broadcom’s software license contracts include daily termination for convenience clauses. Broadcom accounts for such revenue contracts as daily licenses, given that the customers can terminate the contracts unilaterally and without substantive penalty. As a result, license revenue is recognized ratably over the stated license period. Broadcom views the sale of software licenses recognized over the license period as more akin to services revenue as the pattern of recognition is the same, and reflects it in the “Subscription and services” line item in the consolidated statements of operations, in accordance with Rule 5-03(b) of Regulation S-X.

However, after further considering the Staff’s comment, the Company now believes it is appropriate to present VMware’s license revenue in subscriptions and services, rather than in the product revenue caption, to be consistent with Broadcom’s historical presentation of software revenue, and thus, a more useful presentation to investors and users of the unaudited pro forma condensed combined financial information. The Company also notes that VMware’s license revenue is less than 10% of combined Broadcom and VMware revenue. As such, the Company notes that separate presentation of the VMware license revenue is not required per Rule 5-03(b) of Regulation S-X. Furthermore, the Company believes that the functional characteristics of the VMware license arrangements are more closely aligned with Broadcom’s software arrangements presented in subscription and services, rather than with product revenue, which primarily consists of revenue from the sale of physical goods. Accordingly, the Company now believes that VMware’s license revenue should be presented as a component of “Subscriptions and services.” As such, the Company has revised the disclosure on page 133 of Amendment No. 1.

Calculation of Merger Consideration and Preliminary Purchase Price allocation of the Transactions, page 128

10.
Please revise Note 3 (1) and (2) and Note 4(a) to clarify that the preliminary merger consideration is calculated based on the number of shares of VMware common stock outstanding as of July 13, 2022, if true, and the amount of those shares.

Response:  The Company respectfully advises the Staff that it has revised the disclosure on pages 134 and 136 of Amendment No. 1 in response to the Staff’s comment.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 130

11.
Refer to Note 4(e) and 5(d). Please tell us how you concluded it was appropriate to eliminate VMware’s historical deferred commissions earned by its sales force and the related historical amortization expense, and how you considered these balances in the fair value measurement of customer relationships.

Response:  The Company respectfully advises the Staff that VMware’s historical deferred commission represents the capitalized costs incurred to enter into customer contracts. The fair value of the customer relationship asset and the related amortization expense contemplate the value of the acquired contracts. Specifically, the cash flows that the Company expects to receive in the future in connection with the related acquired customer contracts are reflected in the projected cash flows of the customer relationship asset. As such, the deferred commission asset would be duplicative of the customer relationship asset that is recognized upon consummation of the transactions. Therefore, the Company believes it is appropriate to eliminate the historical deferred commissions balance and the corresponding amortization expense.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined

Statements of Operations, page 132

12.
We note that for both the year ended October 31, 2021 and the interim period ended May 1, 2022, adjustment 5(f) appears to represent a benefit from income taxes, rather than additional income tax expense. Please revise your disclosure in Note 5(f) to explain why the transaction accounting adjustments, which resulted in an aggregate increase in expenses, resulted in this tax benefit.

Response:   The Company respectfully advises the Staff that it has revised the disclosure on page 140 of Amendment No. 1 in response to the Staff’s comment.

13.
We note from your disclosures in Notes 5(c) and 5(h) that this adjustment includes a non-recurring expense. Please revise to disclose the tax effects related to this non-recurring adjustment in accordance with Rule 11-02(a)(11)(i) of Regulation S-X.

Response:   The Company respectfully advises the Staff that it has revised the disclosure on pages 139 and 140 of Amendment No. 1 in response to the Staff’s comment.

*          *          *          *          *          *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1117 or RCChen@wlrk.com.

Sincerely yours,

/s/ Ronald C. Chen
Ronald C. Chen

cc:
Mark Brazeal, Broadcom Inc.
Amy Fliegelman Olli, VMware, Inc.
David C. Karp, Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz
Barbara L. Becker, Gibson, Dunn & Crutcher LLP
Saee Muzumdar, Gibson, Dunn & Crutcher LLP
Andrew Kaplan, Gibson, Dunn & Crutcher LLP